Exhibit 99.1
CARDIOME PHARMA CORP.
National Instrument 51-102 — Section 11.3
To:	Canadian Securities Administrators

Re:	Report of Voting Results for the Annual Meeting of Shareholders of Cardiome Pharma Corp. (the “Corporation”) held on June 9, 2008 (the “Meeting”)

The following matters were put to a vote at the Meeting and the report on the voting results is as follows:
1.	Election of Directors
By a vote by way of show of hands, the following individuals were elected as directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation:
Robert W. Rieder
Jackie M. Clegg
Peter W. Roberts
Harold H. Shlevin
Richard M. Glickman
Douglas G. Janzen
William L. Hunter
2.	Appointment of Auditors
By a vote by way of shows of hands, KPMG LLP, Chartered Accountants, were appointed auditors of the Corporation to hold office until the next annual meeting of the Corporation.
3.	Remuneration of Auditors
By a vote by way of shows of hands, the directors of the Corporation were authorized to fix the remuneration to be paid to KPMG LLP, Chartered Accountants, the auditors of the Corporation.

CARDIOME PHARMA CORP.
By:	“Joseph A. Garcia”
Joseph A. Garcia
Corporate Secretary